Exhibit 99.1

Annual Meeting of Holders of
Common Shares of
TransCanada Corporation (“TransCanada”)

April 27, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via show of hands, the following 12 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	342,779,165	99.48	1,779,655	0.52
Derek H. Burney	342,768,443	99.48	1,791,117	0.52
E. Linn Draper	341,810,496	99.20	2,748,594	0.80
Paule Gauthier	343,195,949	99.60	1,363,611	0.40
Russell K. Girling	343,211,489	99.61	1,348,071	0.39
S. Barry Jackson	339,094,458	98.41	5,465,102	1.59
Paul L. Joskow	342,919,870	99.52	1,638,559	0.48
John A. MacNaughton	343,020,547	99.55	1,539,013	0.45
Paula Rosput Reynolds	341,785,815	99.19	2,773,745	0.81
W. Thomas Stephens	343,210,242	99.61	1,349,318	0.39
D. Michael G. Stewart	343,507,189	99.69	1,051,982	0.31
Richard E. Waugh	341,807,388	99.20	2,752,172	0.80

2. Appointment of Auditors

By resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
346,206,978	96.77	11,573,078	3.23

3. Acceptance of Company’s Approach to Executive Compensation

By resolution passed via show of hands, on an advisory basis, the Company’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
332,983,496	96.63	11,622,348	3.37